Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following is a presentation from the GE Oil & Gas 2017 Annual Meeting which has been made publicly available by the General Electric Company:

IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED Achieving Radical Efficiencies in Oil and Gas Production Martin Craighead Chairman and Chief Executive Officer Baker Hughes

© 2017 General Electric Company - All rights reserved

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TOPICS INDUSTRY INEFFICIENCY: THE CHALLENGE AND OPPORTUNITY IMPACT ON VALUE CREATION TECHNOLOGY INNOVATION IS THE SOLUTION IMAGE OMITTED

IMAGE OMITTED33,000 EMPLOYEES EFFICIENT 80+COUNTRIES IN WELLS WHICH WE OPERATE OPTIMIZED PRODUCTION

IMPROVED RECOVERY

TECHNOLOGY AND INDUSTRY PERFORMANCE IMAGE OMITTED • FASTER DRILLING AND COMPLETIONS • BETTER WELL PERFORMANCE • LONGER LATERALS

THE PRODUCTION/INEFFICIENCY GAP IMAGE OMITTED Gas Proven (Bcf) IMAGE OMITTED

Conventional Onshore Shale/Tight oil Oil sands Offshore shelf Offshore midwater Offshore deepwater
PRODUCTION INEFFICIENCY (NON-PRODUCTIVE TIME AND INVISIBLE LOST TIME)

PROVEN RESERVES
1 . 5
TRILLION

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% IMAGE OMITTED RECOVERY FACTOR

Source: Rystad Energy, 2016 IMAGE OMITTED

OIL AND GAS RETURN ON INVESTED CAPITAL PERFORMANCE 2009-2014

14% 12% 10% 8% 6% 4% 2% 0%
12.6% 11.2% 11.0% 10.3% 9.0% 9.2% 6.1% 6.3% IMAGE OMITTED 3.4 PPTs 2.2 PPTs

-2% -4% -6%
IMAGE OMITTED Return on Invested Capital (ROIC) IMAGE OMITTED Weighted Average Cost of Capital (WACC) IMAGE OMITTED ROIC less WACC -4.8 PPTs Integrated North America Independents - Oil
-4.1 PPTs North America National Independents - Gas Oil Companies

Notes: (1)Simple average of ROIC and WACC for companies in each operator segment over 2009-2014. (2)Integrated companies are: ExxonMobil, Chevron, BP, Shell, Total, Repsol, and ENI. North America Independents – Oil are: Pioneer, Devon, Apache, Whiting, Oxy, Noble, and EOG. North America Independents – Gas are: Chesapeake, Gulfport, Encana, Southwestern, and Antero. National Oil Companies are: Petrobras, Ecopetrol, YPF, Rosneft, Lukoil, Gazprom, Statoil, CNOOC, Sinopec, Petrochina, Petronas, and Pertamina. IMAGE OMITTED Source: Bloomberg

NORTH AMERICA INDEPENDENTS RETURN ON INVESTED CAPITAL VERSUS CAPITAL INTENSIVE S&P 500 SUB-SEGMENTS 2009-2015 15% 9.9% 9.1% 9.7% 10% 7.9% 6.6% 7.1% 6.8% 7.5% 5.2% 5.5% 5% 3.7% 1.3 PPTs 0.9 PPTs 0% -0.3 PPTs -0.8 PPTs -5% -2.9% Return on Invested Capital (ROIC) -3.4 PPTs Weighted Average Cost of Capital (WACC) -10% ROIC less WACC -15% -12.6 PPTs North America Utilities Telecom Transportation Auto Capital Goods Independents IMAGE OMITTEDNotes: (1)Simple average of annual capital-weighted ROIC (excluding extraordinary items) and WACC for companies in each industry over 2009 -2015. (2)North American Independents group is based on the S&P 500 Oil Exploration & Production sub-industry and includes 18 companies: Apache, Anadarko, Chesapeake, Cabot, Conoco, Concho, Devon, EOG, EQT, Hess, Marathon, Murphy, Noble, Newfield, Pioneer, Range Resources, Southwestern, and Cimarex. Other industries shown correspond to S&P 500 Global Industry Classification Standard (GICS) industry groups. IMAGE OMITTEDNumber of constituents for each of these industries is as follows: Utilities: 28; Telecom: 5: Transportation: 15; Automotive: 6; and Capital Goods: 44. Constituents for each industry are as of January 2017. Only partial data exist for certain companies during part of the period. Source: Bloomberg

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IMAGE OMITTEDVIRTUALIZATION AND AUTOMATION Tools that THINK Tools that ACT Tools that HEAL

IMAGE OMITTED ADDITIVE MANUFACTURING

IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED Achieving Radical Efficiencies in Oil and Gas Production Martin Craighead Chairman and Chief Executive Officer Baker Hughes

© 2017 General Electric Company - All rights reserved

Legal Disclaimer Additional Information and Where to Find It In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in the Solicitation GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.